

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




05046111

February 25, 2005

Jacqueline Jarvis Jones
Associate General Counsel
Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/25/2005

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

Dear Ms. Jones:

This is in response to your letter dated January 5, 2005 concerning the shareholder proposals submitted to Bank of America by Bartlett Naylor and Virginia M. Brown. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan Street
Arlington, VA 22205

Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767

Bank of America


January 5, 2005

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposals Submitted by (i) Bartlett Naylor and (ii) Virginia M. Brown

Ladies and Gentlemen:

On June 28, 2004, Bank of America Corporation (the "Corporation") received a proposal and supporting statement ("Proposal A") for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") from Evelyn Y. Davis ("Proponent A"). On September 9, 2004, the Corporation received a proposal and supporting statement ("Proposal B") for inclusion in the proxy materials for the 2005 Annual Meeting from Bartlett Naylor ("Proponent B"). On October 11, 2004, the Corporation received a proposal and supporting statement ("Proposal C" and, together with Proposal A and Proposal B, the "Proposals") for inclusion in the proxy materials for the 2005 Annual Meeting from Virginia M. Brown ("Proponent C" and, together with Proponent A and Proponents B, the "Proponents"). Proposal A, Proposal B and Proposal C are attached hereto as **Exhibit A**, **Exhibit B** and **Exhibit C**, respectively. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits Proposals B and C from the proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2005 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and

2. Six copies of the Proposals.


USA
2000-2004
US Olympic Teams

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also be deemed to be my opinion of counsel. I am licensed to practice law in the States of New York and North Carolina.

A copy of this letter is also being sent to Proponent B and Proponent C as notice of the Corporation's intent to omit Proposals B and C from the proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSALS

Proposal A (To be included in the proxy materials for the 2005 Annual Meeting)

Proposal A recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by the Corporation. The statement would include certain detailed information related to the contributions.

Proposal B

Proposal B requests that the Corporation submit annually to its stockholders a report containing certain detailed information relating to the Corporation's political contributions.

Proposal C

Proposal C requires that the Corporation list on its website all political and charitable contributions made by the Corporation.

REASONS FOR EXCLUSION OF PROPOSAL B AND PROPOSAL C

The Corporation believes that Proposals B and C may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(11) and (i)(12). Proposals B and C may be excluded pursuant to Rule 14a-8(i)(11) because they substantially duplicate Proposal A which was previously submitted by Proponent A and will be included in the proxy materials for the 2005 Annual Meeting. Proposals B and C also may be excluded pursuant to Rule 14a-8(i)(12) because they deal with the same subject matter as another proposal that was included in the proxy materials for the 2004 Annual Meeting, but did not receive the necessary support for resubmission.

Reasons For Exclusion of Both Proposal B and C

1. **Proposals B and C may be excluded pursuant to Rule 14a-8(i)(11) because they substantially duplicate Proposal A, which was previously submitted to the Corporation and will be included in the proxy materials for the 2005 Annual Meeting.**

Rule 14a-8(i)(11) permits the exclusion from the Corporation's proxy materials of stockholder proposals that substantially duplicate another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. The Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Division consistently has concluded that proposals may be excluded because they are "substantially duplicative" when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. See, e.g., *Time Warner Inc.* (February 11, 2004) ("*Time Warner*"); *ChevronTexaco Corp.* (January 27, 2004) ("*ChevronTexaco*"); *General Electric Co.* (January 20, 2004) ("*GE*"); *BellSouth Corporation* (January 14, 1999) ("*BellSouth*"); and *Centerior Energy Corporation* (February 27,1995) ("*Centerior*").

Given the Corporation's intention to include Proposal A in the proxy materials for the 2005 Annual Meeting, the Corporation believes that including Proposal B and Proposal C in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders. If more than one of the Proposals were approved by stockholders, it could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result: disclosure of corporate contributions. The Corporation should not be required to include multiple proposals concerning various corporate contributions because, if each was approved, the Board of Directors would have no way of knowing the scope and means of disclosure stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting terms and scope. Although the terms and scope of the Proposals are somewhat different, the core issues of all three Proposals are substantially the same—disclosure regarding corporate contributions.

In *Time Warner*, two shareholder proposals sought information on Time Warner's participation and use of corporate resources in the political process. The Division concurred with Time Warner's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth. The first proposal requested that Time Warner prepare and distribute to shareholders an annual report describing its participation in "federal, state and local election campaigns," including six specific categories of information. The second proposal requested that Time Warner's board of directors "adopt a policy to report annually to shareholders in a separate report on corporate resources devoted to supporting political entities or candidates on both state and federal levels." The Division concurred with Time Warner's characterization of the second proposal as substantially similar to the first, despite the first proposal's greater detail with respect to the contents of the requested annual report and inclusion of information regarding Time Warner's political participation at the local level.

In *ChevronTexaco*, the Division concurred with ChevronTexaco's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The primary thrust of each proposal was a request to ChevronTexaco's board of directors to prepare a report to shareholders containing policies for corporate political contributions, an accounting of such contributions, a business rationale for such contributions and identification of the person or persons in the company who participated in the decisions to make such contributions. The first proposal requested this report semi-annually, while the second proposal requested the report annually; nevertheless, the Division concurred that the *ChevronTexaco* proposals were substantially duplicative.

In *GE*, the Division concurred with General Electric's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The principal thrust of each proposal was the preparation and disclosure of a report by the company's board of director's describing "(i) General Electric's policies for making political contributions with corporate funds and (ii) summarizing or accounting for General Electric's actual political contributions." Further, both proposals reflected the proponents' negative views on perceived excesses of contributions and stressed that certain contributions could pose reputational and legal risks for General Electric or otherwise not be in the long-term best interests of General Electric and its shareholders. The second proposal also included a request that included a category of information not included in the first proposal. Despite these differences in scope, the Division concurred that the *GE* proposals were substantially duplicative.

In *Centerior*, four compensation-related proposals were submitted as follows: (1) place ceilings on executives' compensation, tie compensation to the company's future performance, and cease bonus and stock option awards; (2) freeze executive compensation; (3) reduce management size, reduce executive compensation, and eliminate bonuses; and (4) freeze annual salaries and eliminate bonuses. Centerior argued that "all of the proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four Centerior proposals were substantially duplicative. Finally, in *BellSouth*, the first proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second *BellSouth* proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the *BellSouth* proposals were substantially duplicative.

Analysis Supporting the Exclusion of Proposal B

The Corporation believes that Proposal B is properly excludable from the proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(11). As noted above, Proposal A recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by the Corporation. Proposal A requests that the detailed statement include (i) the Corporation's direct and indirect political contributions in the prior fiscal year, (ii) the date of each such contribution, (iii) the amount of each such contribution and (iv) the identity of the person or persons to whom each such contribution was made. In subsequent years, such statement would be included in the Corporation's annual report to stockholders. Similarly, Proposal B requests that the Corporation submit to stockholders an annual report containing certain detailed information relating to the Corporation's political contributions. While not identical, there is significant overlap between the information requested in Proposal B and the information requested in Proposal A. Although Proposal A and Proposal B are not identical in terms and scope, the Corporation believes that Proposal A and Proposal B clearly have an identical "principal focus" or "principal thrust." Both Proposal A and Proposal B request that the Corporation provide stockholders with detailed annual disclosure regarding the Corporation's political contributions and related policies.

In addition, similar to the proposals at issue in *GE*, the supporting statements of both Proposal A and Proposal B clearly reflect the same principal focus and thrust. Both Proposal A and Proposal B reflect the respective Proponent's views that the subject contributions by the company may not be in the best long-term interests of stockholders. For example, the supporting statement to Proposal A states that contributions made by the Corporation "are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent" and the supporting statement to Proposal B similarly states that the contributions "may actually frustrate the goal of maximizing shareholder value."

In addition, the Corporation believes the inclusion of both Proposal A and Proposal B in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders and, if both Proposals were approved by stockholders, could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result. The Corporation should not be required to include multiple proposals concerning contributions because, if each were approved, the Board of Directors would have no way of knowing which disclosure approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting provisions. Although their implementation is somewhat different, the core issues of Proposal A and Proposal B are substantially the same.

As noted above, the Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Therefore, pursuant to Rule 14a-8(i)(11) and consistent with the Division's interpretation of the rule in *Time Warner*, *ChevronTexaco* and *GE*, Proposal B may be excluded because it is substantially duplicative of Proposal A.

Analysis Supporting the Exclusion of Proposal C

For similar reasons as discussed above with respect to Proposal B, the Corporation believes that Proposal C is properly excludable from the proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(11). As noted above, Proposal C seeks to compel the Corporation to list on its website "all political and charitable contributions." Although Proposal C differs slightly from Proposal A in that Proposal C also seeks disclosure regarding charitable contributions in addition to political contributions, the principal focus is the same. Namely, both Proposal A and Proposal C seek an accounting of how and to whom the Corporation contributes money that each Proponent deems to be the property of the Corporation's stockholders. In addition, the supporting statement to Proposal C states that publishing a list contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. Proposal C states that a vote for this proposal is a vote for full disclosure. Similarly, the supporting statement to Proposal A indicates that the Proposal is premised upon the idea that the Corporation's stockholders are entitled to know how the Corporation spends the funds owned by its stockholders and that such disclosure would encourage contributions to causes or persons that hold views in line with those of the Corporation's stockholders.

Based on the Division's views expressed in prior no-action letters, the Corporation does not believe that the additional charitable contribution disclosure would change the substantially similar nature of Proposal A and Proposal C. In *Centerior*, four compensation-related proposals were submitted, each with varied requests, but all focused on the limitation of compensation. In *BellSouth*, the first proposal linked incentive awards to revenue growth, while the second linked incentive awards to the price of BellSouth's stock. Thus, while incentive awards were tied to entirely different measures, the Division concluded that the *BellSouth* proposals had the same principal thrust and were substantially duplicative. Consistent with the Division's views in *Centerior* and *BellSouth*, the Corporation believes that a variance in scope and terms does not change the fact that proposals with the same principal focus are substantially similar and may be excluded. As noted above, although the scope and terms of Proposal C may be slightly broader than those of Proposal A, it is clear that both Proposal A and Proposal C seek disclosure regarding contributions by the Corporation.

In addition, the Corporation believes the inclusion of Proposal A and Proposal C in the Corporation's proxy materials for the 2005 Annual Meeting would be confusing to stockholders. If both Proposals were approved by stockholders, it could result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's desired result. Proposal A requests disclosure regarding contributions of a political nature and requests specific details regarding those contributions. Proposal A requests disclosure via newspaper publication and future annual reports. Proposal C requests disclosure regarding contributions of a political nature and of a charitable nature, but does not request specific details regarding those contributions. Proposal C requests disclosure via the Internet. The Corporation should not be required to include multiple proposals concerning contributions because, if each were approved, the Board of Directors would have no way of knowing which disclosure approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent or conflicting provisions. Although their implementation is somewhat different, the core issues of Proposal A and Proposal C are substantially the same.

As noted above, the Corporation intends to include Proposal A in its proxy materials for the 2005 Annual Meeting. Therefore, pursuant to Rule 14a-8(i)(11) and consistent with the Division's interpretation of the rule in *Centerior* and *BellSouth*, Proposal C may be excluded because it is substantially duplicative of Proposal A.

2. Proposals B and C may be excluded pursuant to Rule 14a-8(i)(12)(i) and (ii) because they deal with substantially the same subject matter as another proposal that was included in the Corporation's proxy materials for prior annual meetings, but did not receive the necessary support for resubmission.

Rule 14a-8(i)(12) provides that, if a proposal deals with substantially the same subject matter as a prior proposal submitted to stockholders within the preceding five calendar years, it may be omitted from the registrant's proxy materials relating to any stockholder meeting within three calendar years after the last submission, provided, that:

(i) if the proposal was submitted at only one meeting during the preceding five calendar years, it received less than three percent of the total number of votes cast in regard thereto; and

(ii) if the proposal was submitted at two meetings during the preceding five calendar years, it received at the time of its second submission less than six percent of the total number of votes cast in regard thereto.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the prior proposals must be identical. The Commission stated in Securities Exchange Act Release No. 34-20091 (August 16, 1983):

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Consequently, the Division has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to be able to exclude the later submitted proposal. In fact, when considering whether a proposal deals with substantially the same subject matter, the Division has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Division has consistently concurred with the exclusion of proposals under Rule 14-8(i)(12) when the proposal(s) in question share similar underlying issues with the prior proposals, even if the subsequent proposal(s) proposed that the company take different actions.

For example, in *Bristol-Myers Squibb Company* (February 6, 1996), the Division permitted exclusion of a proposal requesting that the board of directors of the company form a committee to formulate an educational plan to inform women of the potential abortifacient action of the Company's products. In three prior proposals, a request that the company refrain from making charitable contributions to organizations that perform abortions was put to a stockholder vote and was not adopted. Despite the different actions requested and the different subject matters of the three prior proposals and the proposal at issue (*e.g.*, consumer education versus charitable contributions), in granting relief under 14a-8(c)(12)(iii), the Division concluded that the proposal at issue dealt with "substantially the same subject matter (i.e., abortion-related matters)" as the proposals regarding the company's charitable contributions. Similarly, in *AT&T Corporation*

(February 17, 1998), a proposal calling for AT&T's board of directors to annually present stockholders with the company's guidelines for making political contributions and a report of political contributions made by the company was excludable pursuant to Rule 14a-8(c)(12)(iii). In that case, the proposal dealt with the same subject matter (i.e., contributions by the company) as a proposal included in the company's proxy materials for the three prior annual meetings, at the third of which, the prior proposal failed to receive the support of at least 10% of the total number of votes cast with respect thereto.

At the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"), Proponent C submitted the following proposal (the "2004 Proposal"), which was included in the Corporation's proxy materials for the 2004 Annual Meeting: "The shareholders request that the company refrain from making direct charitable contributions." As reported in the Corporation's Form 10-Q for the quarter ended June 30, 2004, the 2004 Proposal received 2.92%[1] of the votes cast in regard thereto. A copy of the 2004 Proposal, as set forth in the proxy materials for the 2004 Annual Meeting is attached hereto as **Exhibit D**.

At the Corporation's 2000 Annual Meeting of Stockholders (the "2000 Annual Meeting"), the following proposal (the "2000 Proposal") was included in the Corporation's proxy materials for the 2000 Annual Meeting: "The Board of Directors is requested to adopt a policy that no contribution to any political movement or entity shall be made by Bank of America; nor shall solicitations for contributions to any political movement or entity be made on company property, nor to any company employee, nor shall any company facilities or equipment be used for this purpose." A copy of the 2000 Proposal, as set forth in the proxy materials for the 2000 Annual Meeting is attached hereto as **Exhibit E**.

As noted in Section 1 above, Proposals B and C both seek disclosure regarding contributions by the Corporation, whether they are political or charitable. Both Proposals seek an accounting of contributions made by the Corporation. The 2004 Proposal and the 2000 Proposal deal with substantially the same subject matter—contributions by the Corporation. Rather than requesting disclosure regarding corporate contributions, the 2004 Proposal requested that no contributions of a charitable nature be made with corporate funds. Similarly, rather than requesting disclosure regarding corporate contributions, the 2000 Proposal requested that no contributions of a political nature be made with corporate funds. Based on an examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by Proposal B, Proposal C, the 2004 Proposal and the 2000 Proposal are the same—corporate contribution-related matters. Each supporting statement argues against using corporate funds for contributions. The supporting statements indicate that the corporate funds used by the Corporation for contributions belong to the stockholders. Further, the respective proponents argue that stockholders may not agree with the amounts of, or policies advanced by the recipients of, the contributions and that the Corporation may actually be harmed by such contributions.

---

[1] Tabulation is as follows: votes cast for—37,343,217 and votes cast against—1,241,314,128. Abstentions and broker-nonvotes were not included for purposes of the calculation.

The Corporation believes that Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12) because a substantially similar proposal was submitted to shareholders twice in the last five calendar years, but received minimal support. Both Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12)(i) because a substantially similar proposal was submitted at the 2004 Annual Meeting and received less than three percent of the total number of votes cast in regard thereto. In addition, Proposal B and Proposal C may be omitted under Rule 14a-8(i)(12)(ii) because a substantially similar proposal was submitted at each of the 2004 Annual Meeting and the 2000 Annual Meeting and received less than six percent of the total number of votes cast with regard thereto at the 2004 Annual Meeting.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that both Proposal B and Proposal C may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: Bartlett Naylor
Virginia M. Brown

EXHIBIT A

Ms Cummings

REC'D JUL 01 2004

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

(202) 737-7755 OR

June 28,2004

Bank of America
JUL 02 2004
Legal Department

Ken Lewis, CEO
Bank of America
Charlotte, N.C.

Dear Ken:

This is a formal notice to the management of Bank of America that Mrs. Evelyn Y. Davis, who is the owner of 860 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2005. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. Ken: Please acknowledge receipt of this resolution yourself

EXHIBIT B

Jones, Jacqueline J

From: Cummings, Rachel R
Sent: Thursday, September 09, 2004 10:58 AM
To: Jones, Jacqueline J
Subject: FW: shareholder resolution

Jackie
From Bart Naylor
Rachel

-----Original Message-----
From: Bartnaylor@aol.com [mailto:Bartnaylor@aol.com]
Sent: Thursday, September 09, 2004 10:51 AM
To: Cummings, Rachel R
Subject: shareholder resolution

Rachel Cummings
Corporate Secretary
Bank of America
100 N. Tryon St.
Charlotte, N.C.
28255

Dear Corporate Secretary Cummings,

Below, please find a shareholder resolution hereby submitted under the SEC's Rule 14a(8). The requisite value has been held for the requisite time period. Proof of said ownership will be provided upon request pursuant to federal rule. It is our intention to continue ownership of the requisite value through the forthcoming annual meeting in 2005, where an authorized agent stands prepared to present the resolution at the forthcoming shareholder meeting.

As described in the supporting statement, this resolution concerns the company's political actions. Specifically, we are concerned that our company's posture on certain issues may be in discord with general shareholder interest.

A case in point: health insurance. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

Key business leaders such as the Ford Chairman have called on fellow managers to work towards health care financing reform.

Yet responsible corporations have been largely silent on or even opposed to key health insurance reform initiatives that might reduce these very corporations' subsidies and tax payments to non-insuring employers.

Our company maintains lobbyists, such as one designated to cover Maryland (where I live) and where Bank of America counts as one of the state's largest employers. In Maryland, we note numerous contributions to state political candidates: (http://www.elections.state.md.us/campaign_finance/database/contributions/index.php?

iaction=1)

Bank of America is a member of the American Benefits Council, whose mission includes promoting provate sector solutions to health insurance. The organization also states that "We fend off policy proposals that add burdens, liabilities and costs for the employer plan sponsor community." While we understand a bias away from additional regulation, this may be short-sighted and harmful to shareholders.

We submit this resolution with hope to initiate dialogue with senior Bank of American executives, as encouraged by SEC/Department of Corporate Finance staff. I look forward to hearing from you, and remain,

Sincerely,

Bartlett Naylor

Resolved:
We hereby request that Bank of America Corp. (the 'Company') prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:
a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations;

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.
Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses concerns for shareholders for numerous reasons.

We believe it is possible that our company's political efforts may actually frustrate the goal of maximizing shareholder value. A case in point involves health care. Efforts are underway in a number of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

At the very least, we believe that investors will be served with full disclosure.

We urge you to vote FOR this proposal.

address: Bart Naylor
1255 N. Buchanan Street
Arlington, VA 22205

EXHIBIT C

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

October 11, 2004

Ms. Rachel R. Cummings
Corporate Secretary
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

Dear Ms. Cummings:

I am the owner of 305 shares of Bank of America Corporation. I have cotinuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the company shall list on the company's website all political and charitable contributions.

Supporting Statement

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in *A Bill for Establishing Religious Freedom*, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,



Virginia M. Brown

EXHIBIT D

Excerpt from Bank of America Corporation 2004 Proxy Statement

ITEM 5: STOCKHOLDER PROPOSAL REGARDING CHARITABLE CONTRIBUTIONS

The Corporation has received the following stockholder proposal from Ms. Virginia M. Brown, 581 Oregon Avenue, Port Allen, Louisiana 70767. As of the record date for the Annual Meeting, Ms. Brown beneficially owned 152 shares of Common Stock.

Resolved: The shareholders request the company to refrain from making direct charitable contributions. If the company wishes, it could pay a dividend and send a note to shareholders suggesting they contribute it to their favorite charity.

Stockholder's Statement Supporting Item 5:

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical." Choice is a popular word in our culture. Nobel prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book *Free To Choose.* By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e., abortion. Today there are a number of prominent charities advocating the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point. Today, many charities are involved in activities that are divisive and not universally supported. Bank of America employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural sensitivities of so many people. Rather than compel our shareholders to support potentially controversial charitable groups we should refrain from giving their money away for them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

The Board recommends a vote "AGAINST" Item 5 for the following reasons:

The Board has considered this proposal and believes that its adoption is unnecessary and would not be in the best interests of the Corporation or its stockholders.

The Board believes that it is critical that the Corporation reinvest in the communities from which its income is derived. Charitable giving is an important component of corporate citizenship. Furthermore, the Board believes that the Corporation benefits financially from such giving by strengthening its communities and more immediately through the benefits of brand awareness and its reputation as a socially responsible company. The Board also recognizes the importance of grants to the Corporation's overall program implemented in connection with the Community Reinvestment Act (CRA), and the importance of maintaining strong CRA ratings to the continued success of the Corporation.

Extensive research validates the importance of charitable giving, not only to the health of the communities in which the Corporation does business, but also to the loyalty of the Corporation's customers and stockholders. The Corporation and the Bank of America Foundation measure requests for donations against carefully selected funding criteria adopted and continually modified to most effectively promote the health of the neighborhoods in which the Corporation does business. The Board believes that this garners and protects loyalty to the Corporation's brand.

In addition, the Foundation makes grants in accordance with employees' contributions of their volunteer time and their personal charitable dollars, subject to only minimal restrictions above those imposed by the Internal Revenue Code and other applicable laws. The Board believes that these programs demonstrate respect for the values and actions of its employees, and reinforce the Corporation's culture of embracing diversity and independent thought.

While the Corporation seeks to be responsive to the concerns of all of its stockholders, the size and diversity of this group renders it impracticable to limit charitable or other activities to those with which one stockholder disagrees. Therefore, the Board believes that it is appropriate and in the best interest of the Corporation's stockholders to maintain its program of thoughtful, focused giving in conjunction with grant-making in recognition of employee volunteerism and giving.

The Corporation and the Foundation have been nationally recognized for their charitable activities, the impact of which on our communities is immeasurable. The Board believes that the benefits to the Corporation through the enhanced strength of its customer base, the increased volume of business due to enhanced brand awareness, and the enhanced ability to attract and retain the most qualified associates, exceed the amounts expended.

EXHIBIT E

Contributions to Political Movements and Entities

The Corporation has received the following proposal from Patricia S. Broderick, 105 Quail Lane, Mooresville, North Carolina 28117. Ms. Broderick has represented that she is the beneficial owner of 961 shares of Common Stock.

Whereas the money for donations to political movements and political entities comes from the profits of the company's operations, and belongs to the shareholders; and since these contributions are nothing more than an overt effort to control elections, shareholders should not be made to support political movements or political entities with whom they do not agree.

The Board of Directors is requested to adopt a policy that no contribution to any political movement or entity shall be made by the Bank of America; nor shall solicitations for contributions to any political movement or entity be made on company property, not to any company employee; nor shall any company facilities or equipment be used for this purpose.

Management's Statement

The Board has considered this proposal and believes that its adoption is unnecessary and would not be in the best interests of the Corporation or its stockholders.

The Corporation is subject to, and complies with, the extensive federal and state governmental regulatory framework relating to political contributions. The proposal, however, prohibits the Corporation's support of various political action committees and permitted state and local contributions, all of which are conducted in accordance with applicable law. The Corporation operates in an environment heavily regulated at the federal, state and local levels, and its banking products and services are affected by government regulation. The Corporation believes that its interaction with legislators and regulators influences the products and services that the Corporation and its subsidiaries are able to offer and deliver. The proposal, however, would prohibit the Corporation's participation in various activities routinely engaged in by banks, thereby placing the Corporation at a competitive disadvantage.

In addition to placing the Corporation at a competitive disadvantage, the proposal does not provide any definition of "political movement or entity" or provide any guidance as to how the Corporation is to determine whether or not an organization is "political." Consequently, the extremely broad language of the proposal could prohibit a multitude of activities that stockholders would not commonly view as political in nature.

The Board believes that contributions made in accordance with applicable law best serve the interests of the Corporation and its stockholders and, therefore, the proposal is unnecessary.

The Board recommends a vote "AGAINST" this stockholder proposal (Item 5 on the Proxy Card).

PROPOSALS FOR 2001 ANNUAL MEETING OF STOCKHOLDERS

The deadline for submission of stockholder proposals to be considered for inclusion in the proxy statement and proxy card relating to the 2001 annual meeting is November 20, 2000. Any such proposal received by the Corporation's principal executive offices after such date will be considered untimely and may be excluded from the proxy statement and proxy card.

The deadline for submission of stockholder proposals to be presented at the 2001 annual meeting, but which will not be included in the proxy statement and proxy card relating to such meeting, is January 4, 2001. Any such proposal received by the Corporation's principal executive offices after such date will be considered untimely and the persons named in the proxy for such meeting may exercise their discretionary voting power with respect to such proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

The first proposal requests that Bank of America prepare a report on political contributions that contains information specified in the proposal. The second proposal provides that Bank of America shall list all political and charitable contributions.

There appears to be some basis for your view that Bank of America may exclude the first proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Bank of America's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first proposal upon which Bank of America relies.

There appears to be some basis for your view that Bank of America may exclude the second proposal under rule 14a-8(i)(12). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(12). In reaching this position, we have not found it necessary to address the alternative basis for omission of the second proposal upon which Bank of America relies.

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser